20008080

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | August 31, 2020 |
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-30993 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Beaconsfield Financial Services, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

160 Technology Drive, Suite 101
(No. and Street)

| Canonsburg | PA | 15317 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Evans Mehlhorn & Miller PC
(Name – *if individual, state last, first, middle name*)

| 1195 Washington Pike | Bridgeville | PA | 15017 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

SEC Mail Processing
MAR 02 2020
Washington, DC

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Betty H Rainier, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Beaconsfield Financial Services, Inc., as of February 28, 2020, 20____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____________________

____________________

____________________

Betty H. Rainier
Signature

Secretary/Treasurer
Title

John P. Bucek 2-28-2020
Notary Public

Commonwealth of Pennsylvania - Notary Seal
John P. Bucek, Notary Public
Washington County
My commission expires September 9, 2022
Commission number 1192678
Member, Pennsylvania Association of Notaries

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# Beaconsfield Financial Services, Inc.

Financial Statements and Supplementary Information

Year Ended December 31, 2019

# Beaconsfield Financial Services, Inc.

Financial Statements and Supplementary Information

Year Ended December 31, 2019

Evans Mehlhorn & Miller PC
CERTIFIED PUBLIC ACCOUNTANTS

1195 Washington Pike
Suite 350
Bridgeville, PA 15017
Tel 412-257-2882
Fax 412-257-2888
www.emmcpas.com

## Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders
Beaconsfield Financial Services, Inc.
Canonsburg, Pennsylvania

### Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Beaconsfield Financial Services, Inc. (a Pennsylvania corporation) as of December 31, 2019, the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes and supplementary information (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Beaconsfield Financial Services, Inc. as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

### Basis for Opinion

These financial statements are the responsibility of Beaconsfield Financial Services, Inc.'s management. Our responsibility is to express an opinion on Beaconsfield Financial Services, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Beaconsfield Financial Services, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

**Auditor's Report on Supplemental Information**

The Computations of Net Capital and Aggregate Indebtedness and the Schedule of Operating and General and Administrative Expenses have been subjected to audit procedures performed in conjunction with the audit of Beaconsfield Financial Services, Inc.'s financial statements. The supplemental information is the responsibility of Beaconsfield Financial Services, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computations of Net Capital and Aggregate Indebtedness and the Schedule of Operating and General and Administrative Expenses are fairly stated, in all material respects, in relation to the financial statements as a whole.

Evans Mehlhorn + Miller PC

Evans Mehlhorn & Miller PC
Certified Public Accountants

We have served as Beaconsfield Financial Services, Inc.'s auditor since 2009

Bridgeville, Pennsylvania

February 27, 2020

## Financial Statements

## Beaconsfield Financial Services, Inc.

Statement of Financial Condition

December 31, 2019

| | | |
|---|---|---|
| **Assets** | | |
| Cash and cash equivalents | $ | 109,404 |
| Accounts receivable | | 291,650 |
| Deposit with clearing organization | | 25,000 |
| Prepaid expenses | | 8,000 |
| Prepaid income taxes | | 711 |
| Securities owned | | 127,506 |
| Furniture and fixtures, at cost, less accumulated depreciation of $70,680 | | 2,053 |
| Operating lease ROU asset, less accumulated lease cost of $27,142 | | 103,652 |
| | $ | 667,976 |

The accompanying notes are an integral part of these financial statements.

**Liabilities and Stockholders' Equity**

| | |
|---|---|
| Liabilities: | |
| Commissions payable | $ 267,869 |
| Accrued payroll and related withholdings | 2,235 |
| Deferred income taxes payable | 25,800 |
| Accounts payable and accrued expenses | 87,949 |
| Operating lease liability | 103,652 |
| Total Liabilities | 487,505 |
| Stockholders' Equity: | |
| Common stock, $0.50 par value; 100,000 shares authorized, 38,000 shares issued and outstanding | 19,000 |
| Retained earnings | 161,471 |
| | 180,471 |
| | $ 667,976 |

## Beaconsfield Financial Services, Inc.

Statement of Income

Year Ended December 31, 2019

| | |
|---|---|
| Revenues: | |
| Mutual fund and 12b-1 fees | $ 1,266,001 |
| Commission income | 1,317,085 |
| Other revenues | 761 |
| | 2,583,847 |
| Expenses: | |
| Operating expenses: | |
| Commissions, exchange fees, and other clearance expenses | 1,808,442 |
| Occupancy and equipment expenses | 33,781 |
| Employee compensation and benefits expense | 553,346 |
| Technology and communications expense | 13,836 |
| Insurance | 20,900 |
| Licenses | 17,771 |
| | 2,448,076 |
| General and administrative expenses | 145,493 |
| Depreciation expense | 609 |
| | 2,594,178 |
| Net Loss From Operations | (10,331) |
| Other Income: | |
| Gain on sale of securities owned | 3,945 |
| Unrealized gain on securities owned | 27,585 |
| Other investment income | 2,915 |
| | 34,445 |
| Net Income Before Income Taxes | 24,114 |
| Income Taxes | 7,875 |
| Net Income | $ 16,239 |

The accompanying notes are an integral part of these financial statements.

# Beaconsfield Financial Services, Inc.

Statement of Changes in Stockholders' Equity

Year Ended December 31, 2019

| | |
|---|---|
| Common Stock: | |
| Balance, January 1 and December 31 | $ 19,000 |
| Retained Earnings: | |
| Balance, January 1 | 102,854 |
| Adoption of ASU 2016-01 | 42,378 |
| Net income for the year | 16,239 |
| Balance, December 31 | 161,471 |
| Accumulated Other Comprehensive Income, net of income tax: | |
| Balance, January 1 | 42,378 |
| Adoption of ASU 2016-01 | (42,378) |
| Balance, December 31 | - |
| | $ 180,471 |

The accompanying notes are an integral part of these financial statements.

**Beaconsfield Financial Services, Inc.**

Statement of Cash Flows

Year Ended December 31, 2019

| | | |
|---|---|---|
| **Increase (Decrease) in Cash and Cash Equivalents:** | | |
| Cash flows from operating activities: | | |
| Net income | $ | 16,239 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | |
| Depreciation expense | | 609 |
| Deferred income taxes | | 7,700 |
| Gain on sale of securities owned | | (3,945) |
| Reinvested investment income | | (1,249) |
| Unrealized gain on securities owned | | (27,585) |
| (Increase) decrease in: | | |
| Accounts receivable | | (101,942) |
| Prepaid expenses | | (8,000) |
| Prepaid income taxes | | (325) |
| Operating lease ROU asset | | (103,652) |
| Increase (decrease) in: | | |
| Commissions payable | | 105,993 |
| Accrued payroll and related withholdings | | 252 |
| Accounts payable and accrued expenses | | 24,632 |
| Operating lease liability | | 103,652 |
| Net cash provided by operating activities | | 12,379 |
| Cash flows from investing activities: | | |
| Proceeds from sale of securities owned | | 18,227 |
| Net cash provided by investing entities | | 18,227 |
| **Net Increase in Cash and Cash Equivalents** | | 30,606 |
| **Cash and Cash Equivalents, beginning of year** | | 78,798 |
| **Cash and Cash Equivalents, end of year** | $ | 109,404 |

The accompanying notes are an integral part of these financial statements.

**Beaconsfield Financial Services, Inc.**

Notes to Financial Statements

Year Ended December 31, 2019

## 1. Organization and Nature of Operations

Beaconsfield Financial Services, Inc. (Company) was organized on October 25, 1983 and incorporated under the laws of Pennsylvania. The Company is a non-carrying broker-dealer registered with the Securities and Exchange Commission (SEC) and is headquartered in Canonsburg, Pennsylvania. The Company is a member of the Financial Industry Regulatory Authority (FINRA), and the Securities Investors Protection Corporation (SIPC).

## 2. Summary of Significant Accounting Policies

The summary of significant accounting policies is presented to assist in understanding these financial statements. The financial statements and notes are representations of management, who is responsible for their integrity and objectivity. The accounting policies used conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of these financial statements.

*Method of Accounting*

These financial statements have been prepared using the accrual method of accounting, recognizing income when earned and expenses when incurred.

*Use of Estimates*

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

*Cash and Cash Equivalents*

Cash consists of deposits with banks and all highly liquid investments, with maturities of three months or less, that are not segregated and deposited for regulatory purposes.

**2. Summary of Significant Accounting Policies (Continued)**

***Fully Disclosed Basis***

The Company is associated with RBC Correspondent Services, a division of RBC Capital Markets, LLC (RBC) (Clearing Broker), a member of the New York Stock Exchange, Inc., on a fully disclosed basis in connection with the execution and clearance of the securities transactions effected by the Company. In accordance with the Clearing Agreement, the Company is required to provide a clearing deposit in the amount of $25,000 as of December 31, 2019, upon which the Clearing Broker pays interest at prevailing rates. As of December 31, 2019, the clearing deposit account amounted to $25,000, and is listed separately on the statement of financial condition.

***Accounts Receivable***

Accounts receivable are stated at the amount management expects to collect from outstanding balances. The Company accounts for bad debts using the direct charge-off method, directly expensing receivables which management deems uncollectible, or realizable at less than full value. The direct charge-off method provides results similar to the reserve method in all material respects. Based on management's assessment of the credit history with its customers having outstanding balances and current relationships with them, it has concluded that realization losses on balances outstanding at year end will be immaterial. Receivable from contracts with customers amounted to $291,650 and $189,708 for the years ended December 31, 2019 and 2018, respectively.

***Commissions Payable***

A substantial portion of our commission revenue is ultimately paid to our registered representatives. We record an estimate for commissions payable based upon payout ratios for each product for which we have accrued commission revenue. Such amounts are recorded by us as commission expense.

***Securities Owned***

The Company carries securities primarily to help meet its net capital requirement under the Securities Exchange Act. The Company adapted ASU 2016-01 as of January 1, 2019, which requires equity securities with readily determinable fair values, to be reported as such, in accordance with FASB ASC 820, *Fair Value Measurement,* based upon quoted market prices. Equity securities with no readily available market are carried at cost. The change in unrealized gains and losses are reported in earnings (prior to the adoption of ASU 2016-10 they were reported as a separate amount of stockholder's equity). Adoption of this guidance resulted in a cumulative effect adjustment to both accumulated other comprehensive income and the retained earnings as of January 1, 2019 in the amount of $42,378. Realized gains and losses are computed based on specific identification of the securities sold.

## 2. Summary of Significant Accounting Policies (Continued)

### *Capitalization and Depreciation*

Fixed assets, in excess of $5,000 are recorded at acquisition cost and depreciated over the estimated useful lives of the related assets using the straight-line method and accelerated cost recovery system for financial and tax reporting, respectively.

### *Leases*

The Company recognizes and measures its leases in accordance with FASB ASC 842, *Leases*. The Company is a lessee in an operating lease for office space. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rates of our leases are not readily determinable and accordingly, we use our incremental borrowing rate based on the information available at the commencement date for all leases. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. We recognize lease cost associated with our short-term leases on a straight-line basis over the lease term.

The Company made an accounting policy election by class of underlying asset, for computers and other office equipment, to account for each separate lease component of a contract and its associated non-lease components (lessor-provided maintenance) as a single lease component.

## 2. Summary of Significant Accounting Policies (Continued)

### *Advertising*

The Company expenses the cost of advertising as incurred. Advertising expense was $0 for the year ended December 31, 2019.

### *Compensated Absences*

The Company has a vacation policy allowing for paid time off based on years of service. The vacation policy does not allow for the accumulation or carryover of unused vacation to future periods. Accordingly, the Company recognizes the costs of compensated absences when actually paid to employees and has not accrued a liability for unused vacation time at December 31, 2019.

### *Income Taxes*

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred taxes are recognized for differences (described in Note 9) between the basis of asset and liabilities for financial statement and income tax purposes. The deferred tax liability represents future tax consequences of these differences, which will be taxable when the liabilities are recovered or settled. It is the Company's policy not to take uncertain tax positions.

## 3. Revenue From Contracts With Customers

### *Significant Judgments*

Revenue from contracts with customers includes commission income. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

## 3. Revenue From Contracts With Customers (Continued)

### *Commissions*

*Brokerage Commissions.* The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership of the securities have been transferred to/from the customer.

*Distributions Fees.* The Company enters into arrangements with managed accounts or other pooled investment vehicles (funds) to distribute shares to investors. The Company may receive distributions fees paid by the fund up front, over time, upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. Distributions fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

### *Disaggregated Revenue From Contracts With Customers*

The following table represents revenue by major source:

| | |
|---|---|
| Commissions: | |
| Brokerage commissions | $ 1,317,085 |
| Distribution fees | 1,266,001 |
| Total commission revenue | 2,583,086 |
| Total Revenue From Contracts With Customers | $ 2,583,086 |

4. **Concentration of Credit Risk**

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

5. **Regulatory Filings**

The statement of financial condition filed pursuant to Rule 17a-5 of the Securities and Exchange Commission is available for inspection at the principal office of the Corporation and at the Washington D.C. and Regional Office of the Commission.

6. **SEC Rule 15c3-3 Exemption**

The Company claims exemption (k)(2)(i) and (k)(2)(ii) from Rule 15c3-3 of the Securities and Exchange Commission as a limited business, engaged in the sale of mutual funds and variable annuities. The Company does not carry securities for customers or perform custodial functions relating to customer securities, therefore the following schedules required under Rule 15c3-3 of the Securities and Exchange Commission have not been included in these financial statements: Schedule II - Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3, Schedule III - Information Relating to Possession or Control Requirements Under Rule 15c3-3, and Schedule IV - Schedule of Segregation Requirements and Funds in Segregation for Customers' Regulated Commodities Futures and Options Accounts.

7. **Net Capital Requirements**

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15-c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, should not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2019, the Company had net capital of $106,181, which was $56,181 in excess of its required net capital of $50,000. The Company's net capital ratio was 3.61 to 1.

Pursuant to Rule 17a-5, the Company is required to file a computation of net capital as of the audit date. Rule 17a5(d)(4) requires reporting on any material differences between the audited computation and the Company's computation. At December 31, 2019, there were no material differences.

**8. Securities Owned**

Securities owned consist of shares of NASDAQ OMX Group, Inc. common stock and shares of Franklin Utilities A Fund and are classified by the Company as investments in equity securities with readily determinable fair values. Cost, unrealized gain, and fair value, as of December 31, 2019, are as follows:

| | | |
|---|---|---|
| Securities owned, at cost | $ | 40,242 |
| Gross unrealized gains - prior year | | 59,679 |
| Gross unrealized gains - current year | | 27,585 |
| Fair value | $ | 127,506 |

During the year ended December 31, 2019, the entire position in MFS SER TR V1 Utilities Fund was sold for $7,347, resulting in a capital gain of $844 and the entire position in First Solar, Inc. common stock was sold for $10,881, resulting in a capital gain of $3,101.

**9. Income Taxes**

The Company accounts for deferred taxes using the asset and liability method. The objective of the asset and liability method is to establish deferred tax assets and liabilities for the temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities at enacted tax rates expected to be in effect when such amounts are realized or settled. The liability as computed for these financial statements assumes that the current tax rates and regulations will be in effect for the year the temporary differences reverse. Accordingly, adjustments to the liability will be necessary in the future should the tax laws change. Deferred tax liabilities have been recognized for depreciation timing differences ($600) and unrealized gains on securities owned ($25,200).

Current standards require companies to recognize, measure, present, and disclose uncertain tax positions that have been or are expected to be taken. As such, financial statements will reflect expected future tax consequences of uncertain tax positions presuming the tax authorities' full knowledge of the position and all relevant facts. It is the Company's policy not to take uncertain tax positions. The Company's federal and state income tax returns are subject to possible examination by the taxing authorities until expiration of the related statutes of limitations on those tax returns. As of December 31, 2019, the Company's open audit periods are 2016 through 2019 for both federal and state purposes. In evaluating the Company's tax provisions and accruals, future taxable income, and the reversal of temporary differences, interpretations and tax planning strategies are considered. The Company believes their estimates are appropriate based on current facts and circumstances.

## 9. Income Taxes (Continued)

Differences in total income tax expense and the amount of income tax that would result from applying statutory rates to pretax income are due to permanent differences, primarily meals and entertainment, which are either 50% deductible or nondeductible, and regulatory fines, which are 100% nondeductible, for Federal and state income tax purposes.

The provision for income taxes in the statement of loss for the year ended December 31, 2019, consists of the following components:

| | | |
|---|---|---|
| Currently payable | $ | 175 |
| Deferred | | 7,700 |
| | $ | 7,875 |

## 10. Pension Plan

The Company has a SEP retirement plan which covers all of its employees. Total pension expense amounted to $72,198 for the year ended December 31, 2019.

## 11. Lease Commitments

The Company has an obligation as a lessee for office space, with initial noncancelable terms in excess of one year. The Company classified this lease as an operating lease. This lease contains a renewal option for a five year period. Because the Company is not reasonably certain to exercise the renewal option, the optional period is not included in determining the lease term, and associated payments under the renewal option is excluded from lease payments. The Company's lease does not include termination options for either party to the lease or restrictive financial or other covenants.

The Company leases office space under a non-cancellable operating lease, which was extended for an additional five-year term beginning in June 2018 and provides for monthly lease payments of $2,744. For the year ended December 31, 2019, rent expense under this lease amounted to $32,928.

## 11. Lease Commitments (Continued)

The components of lease cost for the year ended December 31, 2019 are as follows:

| | | |
|---|---|---|
| Operating lease cost | $ | 32,928 |

Amounts reported in the statement of financial condition as of December 31, 2019 were as follows:

| | | |
|---|---|---|
| Operating leases: | | |
| Operating lease ROU assets | $ | 103,652 |
| Operating lease liabilities | | 103,652 |

Other information related to leases as of December 31, 2019 was as follows:

| | | |
|---|---|---|
| Supplemental cash flow information: | | |
| Cash paid for amounts included in the measurement of lease liabilities: | | |
| Operating cash flow from operating leases | $ | 32,928 |
| ROU assets obtained in exchange for lease obligations | | |
| Operating leases | $ | 130,794 |
| Reductions to ROU assets resulting from reductions to lease obligations: | | |
| Operating leases | $ | 27,142 |
| Discount rate on operating leases: | | 5% |

Amounts disclosed for ROU assets obtained in exchange for lease obligations and reductions to ROU assets resulting from reductions to lease obligations include amounts added to or reduced from the carrying amount of ROU assets resulting from new leases, lease modifications or reassessments.

### 11. Lease Commitments (Continued)

Maturities of lease liabilities under noncancellable operating leases as of December 31, 2019 are as follows:

| | | |
|---|---|---|
| 2020 | $ | 32,928 |
| 2021 | | 32,928 |
| 2022 | | 32,928 |
| 2023 | | 13,720 |
| Total undiscounted cancellable lease payments | | 112,504 |
| Less imputed interest | | 8,852 |
| Total lease liabilities | $ | 103,652 |

During 2019, the Company was reimbursed $6,000, by Summit Advisors LLC, an entity controlled by the shareholders of the Company, for use of its office space.

### 12. Fair Value Measurements

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

## 12. Fair Value Measurements (Continued)

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

The following table presents the Company's fair value hierarchy for those securities measured at fair value on a recurring basis as of December 31, 2019:

| | Fair Value | Level 1 | Level 2 | Level 3 |
|---|---|---|---|---|
| Securities owned: | | | | |
| Mutual funds | $ 31,116 | $ 31,116 | $ - | $ - |
| Domestic equities | 96,390 | 96,390 | - | - |
| | $ 127,506 | $ 127,506 | $ - | $ - |

## 13. Subsequent Events

The Company has evaluated subsequent events through February 24, 2020, which is the date the financial statements were available to be issued.

## 14. Supplemental Cash Flow Information

Income tax paid for the year ended December 31, 2019 amounted to $500.

## 15. Adoption of New Leasing and Financial Instruments Guidance

Effective January 1, 2019, the Company retrospectively changed its accounting methods for leases and financial instruments as a result of implementing the requirements in the Financial Accounting Standards Board's Accounting Standards Codification (ASC) 842, *Leases*, and ASC 825-10, *Financial Instruments - Overall*.

The new lease guidance (ASU 2016-02) substantially changes current GAAP regarding lease accounting by establishing a right-of-use (ROU) model that requires lessees to record a ROU asset and a lease liability in the statement of financial condition for all leases with terms longer than 12 months. Leases will be classified as either operating leases or finance leases depending on the characteristics of the lease; consistent with current GAAP, the recognition, measurement and presentation of expenses and cash flows arising from the lease will depend on the lease classifications. The Company adopted the requirements of the new lease guidance retrospectively at the beginning of the period of adoption through a cumulative-effect adjustment. Under this method, the application date is the beginning of the reporting period of adoption.

Among other things, the new financial instruments guidance (ASU 2016-01) removes the classifications regarding equity securities, which results in recognizing the change in fair value of equity securities in net income during the year of the change in value. The Company adopted the requirements of the financial instruments guidance retrospectively as of January 1, 2019.

The adoption of the new guidance for financial instruments resulted in the following changes to equity as of January 1, 2019:

| | As Previously Reported | Financial Instruments Adjustment | As Adjusted |
|---|---|---|---|
| Retained earnings | $ 102,854 | $ 42,378 | $ 145,232 |
| Accumulated other comprehensive income | 42,378 | (42,378) | - |

The adoption of the new guidance for leases resulted in the following changes to the statement of financial condition as of January 1, 2019:

| | |
|---|---|
| Operating lease ROU asset | $ 130,794 |
| Operating lease liability | $ 130,794 |

## Supplemental Information

**Beaconsfield Financial Services, Inc.**

Computations of Net Capital and Aggregate Indebtedness

Year Ended December 31, 2019

| | |
|---|---|
| Net Capital: | |
| Total stockholders' equity | $ 180,471 |
| Deductions: | |
| Accounts receivable | 37,927 |
| Prepaid expenses | 8,000 |
| Prepaid income taxes | 711 |
| Property and equipment | 2,053 |
| Total non-allowable assets | 48,691 |
| Net Capital Before Haircuts on Security Positions | 131,780 |
| Haircuts on Securities: | |
| Other securities | 19,173 |
| Undue concentrations | 6,426 |
| Total Haircuts on Securities | 25,599 |
| Net Capital | 106,181 |
| Net Capital Requirements | 50,000 |
| Net Capital in Excess of Minimum Requirements | $ 56,181 |
| Aggregate Indebtedness | $ 383,141 |
| Ratio of Aggregate Indebtedness to Net Capital | 3.61 |

See Report of Independent Registered Public Accounting Firm.

**Reconciliation of Audited Net Capital with the Broker/Dealer's Unaudited Part II:**

| | | |
|---|---|---|
| Net Capital Per Audit Report | $ | 106,181 |
| Changes to Non-Allowable Assets: | | |
| Prepaid income taxes | | 508 |
| Changes to Haircuts on Securities | | 22 |
| | | 530 |
| Net Capital Per Broker/Dealer's Unaudited Part II | $ | 106,711 |

**Beaconsfield Financial Services, Inc.**

Schedule of Operating and General and Administrative Expenses

Year Ended December 31, 2019

| | |
|---|---|
| Operating Expenses: | |
| Commissions | $ 1,804,472 |
| Insurance | 20,900 |
| Internet access | 7,352 |
| Payroll taxes | 29,913 |
| Regulatory expenses | 17,771 |
| Operating lease cost | 32,928 |
| Other rent | 350 |
| Repairs and maintenance | 503 |
| Retirement plan | 72,198 |
| Selling expense | 3,970 |
| Telephone | 6,484 |
| Wages | 451,235 |
| | $ 2,448,076 |
| General and Administrative Expenses: | |
| Auto expense | $ 9,544 |
| Contributions | 1,168 |
| Cyber security | 1,917 |
| Dues and subscriptions | 6,681 |
| Employee benefits | 46,800 |
| Legal and accounting | 19,298 |
| Miscellaneous | 613 |
| Bank service charges | 12 |
| Office supplies and expense | 11,434 |
| Postage | 5,699 |
| Quotes - exchange fees | 7,056 |
| Clearing fees | 35,902 |
| Travel and entertainment | 5,869 |
| Overhead allocation | (6,500) |
| | $ 145,493 |

See Report of Independent Registered Public Accounting Firm.

Evans Mehlhorn & Miller PC
CERTIFIED PUBLIC ACCOUNTANTS

1195 Washington Pike
Suite 350
Bridgeville, PA 15017
Tel 412-257-2882
Fax 412-257-2888
www.emmcpas.com

## Exemption Review Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders
Beaconsfield Financial Services, Inc.
Canonsburg, Pennsylvania

We have reviewed management's statements, included in the accompanying Statement of Exemption from SEC Rule 15c3-3(k)(2)(i) and (k)(2)(ii), in which (1) Beaconsfield Financial Services, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Beaconsfield Financial Services, Inc. claimed an exemption from 17 C.F.R § 240.15c3-3: (k)(2)(i) and (k)(2)(ii) - (exemption provisions) and (2) Beaconsfield Financial Services, Inc. stated that Beaconsfield Financial Services, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Beaconsfield Financial Services, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Beaconsfield Financial Services, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraphs (k)(2)(i) and (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Evans Mehlhorn + Miller PC

Evans Mehlhorn & Miller PC
Certified Public Accountants

Bridgeville, Pennsylvania

February 27, 2020




Beaconsfield Financial Services, Inc.

Southpointe Business Park
160 Technology Drive, Suite 101
Canonsburg, PA 15317
724-745-6800 • Fax: 724-745-6886
BeaconsfieldFinancial.com • Member: FINRA & SIPC


**Beaconsfield Financial Services, Inc.**

Statement of Exemption from
SEC Rule 15c3-3(k)

Beaconsfield Financial Services, Inc. is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission. This exemption report was prepared as required by 17 CFR #240.17a-5 (d) (1) and (4).

Beaconsfield Financial Services, Inc. is a non-clearing (fully disclosed) broker-dealer and does not carry customers' accounts on its book and is therefore claiming exemption from the reserve requirements as stated in SEC Rule 15C-3 (k) (2) (i) and SEC Rule 15c-3(k) (2)(ii).

To the best knowledge and belief of Beaconsfield Financial Services, Inc., Beaconsfield Financial Services, Inc. has met the provision in #240.15c3-3(k) under which we claimed an exemption for the fiscal year ending 12/31/2019 without exception.

Betty H. Rainier

Betty H. Rainier
Secretary/Treasurer